SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT
TO §240.13d-2
(Amendment No. ____)*

Recovery Energy, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

75626X103
(CUSIP Number)

May 6, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

CUSIP No. 75626X103	page 2 of 10

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Steven B. Dunn

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization : United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 3,891,701

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 3,891,701

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,891,701

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).☐

11.	Percent of Class Represented by Amount in Row (9) 6.2%

12.	Type of Reporting Person (See Instructions)
IN

CUSIP No. 75626X103	page 3 of 10

1.	Names of Reporting Persons Laura Dunn

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization : United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 3,891,701

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 3,891,701

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,891,701

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).☐

11.	Percent of Class Represented by Amount in Row (9) 6.2%

12.	Type of Reporting Person (See Instructions)
IN

CUSIP No. 75626X103	page 4 of 10

1.	Names of Reporting Persons Steven B. Dunn and Laura Dunn Revocable Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization : California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,196,035

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 3,196,035

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,196,035

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).☐

11.	Percent of Class Represented by Amount in Row (9) 5.1%

12.	Type of Reporting Person (See Instructions)
OO

CUSIP No. 75626X103	page 5 of 10

Item 1.	(a)	Name of Issuer: Recovery Energy, Inc.

	(b)	Address of Issuer's Principal Executive Offices: 1515 Wynkoop Street, Suite 200 Denver, CO 80202

Item 2.	(a)
Name of Person(s) Filing:

Steven B. Dunn;
Laura Dunn; and
Steven B. Dunn and Laura Dunn Revocable Trust (the “Trust”)
(collectively, the “Reporting Persons”)

Steven B. Dunn and Laura Dunn are the trustees of the Trust

	(b)	Address of Principal Business Office or, if none, Residence: 16689 Schoenborn Street North Hills, CA 91343

	(c)	Citizenship: The Trust is organized under the laws of the State of California Steven D. Dunn and Laura Dunn are citizens of the United States

	(d)	Title of Class of Securities: Common Stock, $0.0001 par value per share

	(e)	CUSIP Number: 75626X103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

CUSIP No. 75626X103	page 6 of 10

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: _______________________________

Item 4.	Ownership.

(a)
Amount beneficially owned:

The Trust beneficially owns 3,196,035 shares.

Steven B. Dunn and Laura Dunn each beneficially owns 3,891,701 shares consisting of:  (i) the Trust shares reported above; (ii) 347,833 shares owned by Beau 8, LLC; and (iii) 347,833 shares owned by Winston 8, LLC.  Steven B. Dunn and Laura Dunn are the trustees of the Trust and also share voting and dispositive power with respect to the shares owned by the LLCs.

In addition to the holdings disclosed above, the Trust holds Common Stock Purchase Warrants, exercisable for $1.50 per share through May 23, 2015 (“Warrants”), to purchase 1,666,667 shares and 8% Senior Secured Convertible Debentures due February 2014 (“Debentures”) convertible into 851,064 shares.  At the Company’s option, interest on the Debentures can be paid in the form of shares.  Pursuant to the terms of the Warrants and the Debentures, the Trust does not have the right to exercise any portion of the Warrants or convert any portion of the Debentures to the extent that, after giving effect to such exercise or conversion, the Trust (together with its affiliates) would beneficially own in excess of 4.99% of the number of outstanding shares of common stock of the Issuer (which amount may be increased to up to 9.99% upon not less than 61 days notice from the holder).  Accordingly, the Warrants are not currently exercisable and the Debentures are not currently convertible and the Reporting Persons are not deemed to beneficially own such shares.

In addition to the holdings disclosed above, each of the LLCs holds Warrants to purchase 333,333 shares.  Pursuant to the terms of the Warrants, each of the LLCs does not have the right to exercise any portion of the Warrants to the extent that, after giving effect to such exercise, such LLC (together with its affiliates) would beneficially own in excess of 4.99% of the number of outstanding shares of common stock of the Issuer (which amount may be increased to up to 9.99% upon not less than 61 days notice from the holder).  Accordingly, the warrant is not currently exercisable and Steven B. Dunn and Laura Dunn are not deemed to beneficially own such shares.

CUSIP No. 75626X103	page 7 of 10

(b)
Percent of class:

Based on the Issuer’s Form 10-Q filed with the SEC on August 18, 2011 for the period ended June 30, 2011, which reports 63,021,758 shares outstanding at August 15, 2011, the percentage ownership of each of the Reporting Persons is:

Steven B. Dunn             6.2%
Laura Dunn                   6.2%
Trust                              5.1%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote: Trust: 3,196,035 Steven B. Dunn: -0- Laura Dunn: -0-

		(ii)	Shared power to vote or to direct the vote: Trust: -0- Steven B. Dunn: 3,891,701 Laura Dunn: 3,891,701

		(iii)	Sole power to dispose or to direct the disposition of: Trust: 3,196,035 Steven B. Dunn: -0- Laura Dunn: -0-

		(iv)	Shared power to dispose or to direct the disposition of: Trust: -0- Steven B. Dunn: 3,891,701 Laura Dunn: 3,891,701

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

CUSIP No. 75626X103	page 8 of 10

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.	Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 75626X103	page 9 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 19, 2001	/s/ Steven B. Dunn
Steven B. Dunn

Dated: September 19, 2011	/s/ Laura Dunn
Laura Dunn

Dated: September 19, 2011	STEVEN B. DUNN AND LAURA DUNN
REVOCABLE TRUST

/s/ Steven B. Dunn
By: Steven B. Dunn
Its: Trustee

/s/ Laura Dunn
By: Laura Dunn
Its: Trustee

CUSIP No. 75626X103	page 10 of 10

Exhibit A

AGREEMENT

Each of the undersigned, pursuant to Rule 13d-1(k)(l) under the Securities Exchange Act of 1934, as amended, hereby agrees that only one statement containing the information required by Schedule 13G needs be filed with respect to the ownership by each of the undersigned of the shares of common stock of  Recovery Energy, Inc. and that the Schedule 13G to which this Agreement is appended as Exhibit A is to be filed with the Securities and Exchange Commission on behalf of each of the undersigned on or about the date hereof.

EXECUTED as a sealed instrument this 19th day of September 2011.

/s/ Steven B. Dunn
Steven B. Dunn

/s/ Laura Dunn
Laura Dunn

STEVEN B. DUNN AND LAURA DUNN REVOCABLE TRUST

/s/ Steven B. Dunn
By: Steven B. Dunn
Its: Trustee

/s/ Laura Dunn
By: Laura Dunn
Its: Trustee